Monday, November 2, 2009

Securities and Exchange Commission

Mr Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

VIA EDGAR

Ref: 333-06718

Dear Sir,

Reviewed Financial Statements for First Quarter ending February 28, 2009 have been electronically filed.

Comments made in your letter dated September 17, 2009 have been addressed.

We are currently working on the comments pertaining to the Year End 2008 Financial Statements so they comply with the 10K filing requirements.

Please note that all correspondence via Fax should be addressed directly to myself at 450 314 2292.

Yours truly,

Claude Gingras

Vice-President Corporate Affairs.

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776